Troutman Pepper Locke LLP
111 South Wacker Drive
Suite 4100
Chicago, IL 60606

September 22, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 14 to Registration Statement on Form N-2

Filed August 15, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 9, 2025, with respect to the above-referenced Amendment No. 14 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) responses to certain written comments provided by the Staff to responses submitted in our letters to the Staff dated June 17, 2025 (the “Comment Response Letter”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 15 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and follow each comment with the Fund’s responses thereto.

September 22, 2025

I. SEC Comments Received September 9, 2025 related to the August 15, 2025 N-2 Filing

1.	On page 7, please confirm that the management fee calculation disclosure aligns with the management fee agreement.

Please see page 5 of the Investment Management and License Agreement, which has been revised consistent with the revisions to the management fee calculation section noted in Comment 9 below.

2.

On Page 46 of the Redline, the following sentence is noted: The Fund also intends to have a third-party actuarial firm review its entire policy balance sheet on a quarterly basis. Please explain in correspondence what this means and clarify the disclosure to explain what is meant by the “Fund’s entire policy balance sheet.” Please confirm that the estimated expenses of such review are included in the Fund’s fee table.

The Fund intends to engage a third-party actuarial firm to perform a quarterly review of its valuations to confirm that the valuations are in line with best practices and are sound. The Fund confirms that the estimated cost of this review is included in the Fund’s fee table.

II. SEC Comments Received September 18, 2025 related to the August 15, 2025 Response Letter

3.

This comment relates to Response 5 of the August 15, 2025 Response Letter. Please note that rule 3a-1 of the 1940 Act provides a safe harbor from the investment company definition in section 3(a)(1)(C) of the 1940 Act. You have previously told us that the Fund will be invested sufficiently in variable insurance contracts and annuities and other securities so that the Fund will be “an investment company under Section 3(a)(1)(A), and . . . may be deemed to be an investment company under Section 3(a)(1)(C).” See ABL’s Nov. 2, 2023 comment response letter. We note that the Fund may not rely on the rule 3a-1 safe harbor if it meets the definition of investment company under section 3(a)(1)(A). Please tell us whether the Fund’s analysis under section 3(a)(1)(A) or 3(a)(1)(C) has changed. Is the Fund seeking to rely on the rule 3a-1 safe harbor for purposes of the section 3(a)(1)(C) definition?

The Fund expects to meet the requirements of an investment company under Section 3(a)(1)(C) and Rule 3a-1. The Fund expects to hold investment securities that (i) account for more than 45% of its total assets, and (ii) generate more than 45% of its total income.

September 22, 2025

4.	Please tell us whether the SPVs and any controlled foreign subsidiaries will be created at the behest of the Fund or be pre-existing entities.

The Fund does not currently hold any interests in structured product vehicles (“SPVs”) or controlled foreign subsidiaries (“CFCs”). The Manager may in the future, on behalf of the Fund, approach asset managers to identify pre-existing SPVs or perhaps even structure SPVs that meet the Fund’s investment strategies and mandates. The Manager may on behalf of the Fund in the future form CFCs to hold Fund assets. These alternative investments structures may be pursued opportunistically or to satisfy compliance with SEC or RIC rules, as applicable.

5.

Response 5 states that the Fund may invest through SPVs that hold pools of Longevity Assets. The N-2 states that the Fund may invest through structured finance products, and that these structured finance products will not be private funds. If accurate, please supplementally confirm that the SPVs mentioned in Response 5 are referring to the structured finance products referenced in the registration statement.

Confirmed that the SPVs referenced in Response 5 refer to the structured finance products identified in the Registration Statement; see Cover page and pages 1, 2, 3, 29 and 36. If the Fund invests in any SPVs, the Manager expects that the Fund will invest in SPVs that hold pools of Longevity Assets; the Fund will not invest any SPVs that are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) or 3(c)(7), e.g., private funds.

6.

Please tell us whether the SPVs and any controlled foreign subsidiaries will be wholly or majority owned subsidiaries of the Fund. If so, we note that such subsidiaries may not count as securities under section 3(a)(1). See, e.g., section 3(a)(2) of the 1940 Act. We also note that in your April 15, 2025, comment response letter you confirmed: “that the Fund’s interests in a CFC, if any, will not be included as ‘investment securities’ (as defined in Section 3(a)(2) of the 1940 Act) for purposes of determining the Fund’s status as an investment company under Section 3(a)(1) of the 1940 Act. The Fund expects that it will hold in excess of forty percent (40%) of its assets in investment securities without counting interests in a CFC, if any.”

This statement appears to conflict with the statement in your August 15, 2025 comment response letter that “the Fund will . . . invest either directly in Longevity Assets, or if necessary to meet the requirements of Rule 3a-1, in controlled foreign subsidiaries that hold primarily fixed Longevity Assets.” Is the above-quoted statement from the Fund’s April 15, 2025 comment response letter still true? Can the Fund make the same representation regarding its investments, including its investments in SPVs (i.e., The Fund’s interests in SPVs and CFCs, if any, will not be included as “investment securities” (as defined in section 3(a)(2) of the 1940 Act) for purposes of determining the Fund’s status as an investment company under section 3(a)(1) of the 1940 Act. The Fund expects that it will hold in excess of forty percent (40%) of its assets in investment securities without counting interests in SPVs and CFCs, if any)? If the Fund cannot make this representation, please explain to us why it cannot.

The Manager does not expect the Fund to control any SPV in which the Fund invests. All CFCs will be 100% owned, and therefore controlled, by the Fund. The Manager expects that investments in non-controlled SPVs will count as securities under Section 3(a)(1)(C).

September 22, 2025

If the Fund invests in non-controlled SPVs, the Manager expects that the Fund will receive and hold “investment securities” as such term is used in Rule 3a-1. The Financial Industry Regulatory Authority (FINRA) describes SPV investments as securities derived from, based on or linked to a single security, a basket of securities, an index, a commodity or group of commodities, a foreign currency or group of foreign currencies, changes to prevailing interest rates, a debt issuance, or other underlying or reference asset. For the Fund, the Manager will look to invest Fund assets in SPVs which have asset pools that include baskets of Mortality Contracts, Annuity Contracts, and potentially some hedging contracts. Investment in SPVs generally do not represent ownership of any the underlying portfolio of assets but instead represent the issuer’s securities which are usually represented by bonds or certificates relating to a payment stream rather than ownership in the entity that holds the asset pool. There are numerous types of structured products. Variations include certain products offering full protection of the principal invested while others may offer limited or no protection of principal.

The Manager may in the future form CFCs on behalf of the Fund that hold Longevity Assets if necessary to meet the 90% income requirements of the Regulated Investment Company Act (“RIC”) rules. The IRS has issued rules that support the treatment of subpart F income1 from a CFC as “qualifying income” for a RIC under Section 851(b)(2) of the Internal Revenue Code.

The Fund agrees that investments in CFCs will not count as qualifying investment securities for purposes of Section 3(a)(1)(C). Therefore, the Fund expects that it will hold in excess of forty-five percent (45%) of its assets in investment securities without counting interests in SPVs and CFCs.

7.	Please also supplementally confirm that these SPVs are not primarily controlled by the Fund. Otherwise, we will have additional comments, including the treatment of SPVs are subsidiaries.

The Fund confirms that it does to expect to control any SPVs in which it invests. See response to Comment 6 above.

[1]

On March 18, 2019, the U.S. Treasury Department and IRS issued final regulations (the “Final Regulations”) that treat certain income imputed to a regulated investment company (“RIC”) from its investment in a CFC or a passive foreign investment company (“PFIC”) as “good income” for RIC qualification purposes. Under the Final Regulations, a RIC may treat such imputations as “good income” even if the CFC or PFIC does not make a contemporaneous distribution that is attributable to the imputed income. See: 26 U.S. Code §951 et seq.

September 22, 2025

III. SEC Comments Received September 18, 2025 related to the August 15, 2025 N-2/A Filing

8.

Immediately prior to “[t]he Fund may not avail itself of the protections of the Investment Company Act with respect to its investment in the Subsidiary”, on the Cover Page of the N-2/A (and elsewhere with similar disclosure), please restore “No Subsidiary will be registered under the 1940 Act and unless otherwise noted in the registration statement, is not subject to all of the investor protections of the 1940 Act.”

Please see the Cover Page and pages 55, and A-27 of the Revised Registration Statement and SAI where these revisions have been made.

9.	Regarding the description of the “Management Fee Calculation” on Page 7 of the N-2/A, if accurate, please revise as follows (red connotes deletions, and blue connotes additions).

September 22, 2025

The Management Fee is calculated at the rate of 1.45% per annum (0.003972% per day for a 365-day year), based on the end-of day value of the Fund’s assets under management (“AUM”). For purposes of calculating the Management Fee, AUM is calculated as the sum of (a) the value of any cash, valued at face value, ~~and cash equivalent assets, using unadjusted quoted prices in active markets for identical assets or liabilities,~~ and the fair value of any other assets other than securities, ~~(other than~~ Mortality Contracts and Annuity Contracts ~~discussed in sections (c) and (d) below, respectively)~~, plus (b) the market value of any securities (other than variable Mortality Contracts and Annuity Contracts~~, which are discussed in sections (c) and (d) below, respectively~~) for which there is a readily available market quotation or, if market quotations are not readily available, the fair value, plus (c) in the case of each Mortality Contract, the lower of (x) the purchase price of a Mortality Contract plus any premiums paid therefor, or (y) the ~~Manager’s current~~ fair value of the Mortality Contract, plus (d) in the case of each ~~annuity contract~~ Annuity Contract, the lower of (x) the purchase price of an Annuity Contract less any dividends received therefor, or (y) the ~~Manager’s current~~ fair value of the Annuity Contract, less (e~~d~~) any debt incurred by the Fund and other Fund liabilities and expenses. The Manager expects that under normal market conditions, the majority of its fair-valued assets (i.e., Mortality Contracts), will increase in value over time while the fair value of its Annuity Contracts will be written down as they pay out dividends. As a result, and because the value of the Mortality Contracts and Annuity Contracts cannot increase above their fair value for purposes of the calculation, the AUM fee calculation used to calculate the Management Fee may be lower (but will never be higher) than the NAV fee amount shown in the fee table above.

Please see page 7 of the Revised Registration Statement where this revision has been made.

10.	Please supplementally identify the life expectancy providers the fund intends to use.

Please see page 46 of the Revised Registration Statement which notes that the Fund intends to utilize life expectancy reports from ITM 21st, Fasano & Associates, Predictive Analytics, Polaris, and LSI Longevity Solutions Inc.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund